Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements Nos. 333-198791, 333-209446, and 333-215092 on Form S-8 of our reports dated December 12, 2017, relating to the financial statements and financial statement schedule of Civitas Solutions, Inc. (which report included an explanatory paragraph regarding the Company’s change in method of testing goodwill for impairment for its fiscal 2017 annual impairment test as of July 1, 2017 due to the adoption of Accounting Standards Update 2017-04, “Simplifying the Test for Goodwill Impairment”), and the effectiveness of Civitas Solutions, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Civitas Solutions, Inc. for the year ended September 30, 2017.
/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 12, 2017